UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Husky Energy Inc.’s unaudited consolidated earnings coverage calculations as at September 30, 2015 are attached hereto as Exhibit A. This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date: October 30, 2015		& Secretary

Exhibit A

Husky Energy Inc.

EARNINGS COVERAGE

Supplemental Financial Information (unaudited)

As at September 30, 2015

Exhibit to the September 30, 2015 Consolidated Financial Statements

The following financial ratios have been calculated on a consolidated basis for the twelve month period ended September 30, 2015 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with International Financial Reporting Standards.

September 30, 2015
Earnings coverage on long-term debt and preferred shares	-18.9 x
Cash Flow coverage on long-term debt and preferred shares	14.0 x

Husky’s interest on long-term debt and preferred shares dividend obligations for the twelve-month period ended September 30, 2015 amounted to approximately $317 million. Husky’s earnings loss amounted to approximately ($5,984) million for the twelve-month period ended September 30, 2015 after asset write downs, which is (18.9) times the company’s interest and preferred shares dividend requirements for that period. Husky’s cash flow amounted to approximately $4,425 million for the twelve-month period ended September 30, 2015 which is 14.0 times the company’s interest and preferred shares dividend requirements for that period.